Exhibit 12.2

XM SATELLITE RADIO INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

($ In Thousands)

	Year ended December 31,					Nine months ended September 30, 2005
	2004	2003	2002	2001	2000
Fixed charges:
Capitalized interest	$16,157	$828	$—	$36,153	$39,052	$5,220
Interest expensed	84,914	104,250	52,037	15,157	—	68,101
Portion of rent expense representative of interest (1)	7,367	8,933	8,076	8,079	2,027	4,796
Preferred dividend requirements	—	—	—	—	—	—

Total fixed charges	$108,438	$114,011	$60,113	$59,389	$41,079	$78,117

Earnings:
Loss before income taxes	(622,716)	(589,759)	(491,585)	(283,975)	(51,927)	(410,732)
Fixed charges, less capitalized interest and preferred dividends	92,281	113,183	60,113	23,236	2,027	72,897
Depreciation and write-off of capitalized interest	11,058	11,058	9,136	6,888	—	9,241

Earnings (loss) adjusted for fixed charges	$(519,377)	$(465,518)	$(422,336)	$(253,851)	$(49,900)	$(328,594)
Ratio of earnings (loss) to combined fixed charges	—	—	—	—	—	—
Deficiency in earnings to cover fixed charges	$627,815	$579,529	$482,449	$313,240	$90,979	$406,711

(1)	One-third of rent expense is deemed to be representative of interest.